Exhibit 12.1

Statement re: Computation of Ratios

The computation of the ratio of earnings to fixed charges for the years ended December 31, 2012 through 2016 are as follows:

	Years Ended December 31,
(Millions)	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$3,991	$4,234	$3,497	$2,937	$2,545
Add back fixed charges	663	426	396	396	321
Income as adjusted ("earnings")	$4,654	$4,660	$3,893	$3,333	$2,866

Fixed charges:
Interest expense	$604	$369	$334	$336	$271
Portion of rents representative of interest factor	59	57	62	60	50
Total fixed charges	$663	$426	$396	$396	$321
Ratio of earnings to fixed charges	7.0	10.94	9.83	8.42	8.93